File No. 70-9707

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C.  20549

CERTIFICATE OF NOTIFICATION

(RULE 24)

BY

AGL Resources Inc.

By order dated October 5, 2000, Holding Co. Act Release No. 35-27243, the Securities and Exchange Commission authorized AGL Resources Inc. (AGL Resources) to acquire Virginia Natural Gas, Inc. and to form AGL Services Company.  Under the Commission's order, AGL Resources is required to file a certificate of notification on a quarterly basis that provides the information described below.  This certificate of notification reports on the three-month period ended March 31, 2003.

a.

If sales of common stock by AGLR are reported the purchase price per share and market price per share at the date of the agreement.

On February 14, 2003, AGL Resources announced the completion of its public offering of 6.4 million shares of its common stock, including the exercise of the entire over-allotment option. This offering was made under AGL Resources’ existing shelf registration statement. The offering was priced at $22.00 per share, and generated net proceeds of approximately $136.7 million, which were used to repay outstanding short-term debt and for general corporate purposes.

The closing market price per share on February 14, 2003 was $22.38.

b.

Total number of shares of AGLR common stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans hereafter adopted.

96,836 shares were issued during the quarter ended March 31, 2003, related to options previously granted under employee benefit plans. 2,928,078 shares were issuable as of March 31, 2003, pursuant to options previously granted under employee benefit plans.  Shares are deemed to be issuable pursuant to options granted under employee benefit plans when the exercise price of the underlying option is lower than the average stock price for the quarter. 89,221 shares were issued during the quarter ended March 31, 2003, pursuant to dividend reinvestment plans.

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c.

If AGLR common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

None

d.

If a Guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the Guarantee and the amount, terms and purpose of the Guarantee.

Exhibit I - Guarantees Issued is submitted pursuant to a request for confidential treatment.

e.

The amount and terms of any financings consummated by any utility subsidiary that are not exempt under rule 52.

Exhibit II - Financings Not Exempt under Rule 52 is submitted pursuant to a request for confidential treatment.

f.

A list of Form U-6B-2 filings submitted to the Commission during the quarter, including the name of the filing entity and the date of filing.

None

g.

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AGLR, that has engaged in jurisdictional financing transactions during the quarter.

Exhibit III - Jurisdictional Financing Balance Sheets is submitted pursuant to a request for confidential treatment.

h.

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of AGLR on a consolidated basis, and of each utility subsidiary.

Exhibit IV - Capital Structure Table is submitted pursuant to a request for confidential treatment.

i.

A retained earnings analysis of AGLR on a consolidated basis and for each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of capital surplus and the resulting capital account balances at the end of the quarter.

Exhibit V - Common Shareholders' Equity Analysis is submitted pursuant to a request for confidential treatment.

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SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to certificates of notification (SEC File No. 70-9813) to be signed on its behalf by the undersigned thereunto duly authorized.

AGL Resources, Inc.

By:

/s/ Richard T. O'Brien

Richard T. O'Brien

Executive Vice President and

Chief Financial Officer

Date:

May 29, 2003

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